SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

NEW JERSEY MINING COMPANY

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

645827-106

(CUSIP Number)

c/o Tyler B. Wilson, Esq.

18610 East 32nd Ave.

Greenacres, WA 99016

(509) 953-3059

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 26, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 This amount includes 2,000,000 purchase warrants immediately exercisable at $0.15 through May 31, 2015.

1	NAMES OF REPORTING PERSONS John A. Swallow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7	SOLE VOTING POWER 10,597,620
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,597,620
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,597,620[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.81%[1]
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

This Schedule 13D relates to shares of common stock, no par value (the "Shares"), of New Jersey Mining Company, an Idaho corporation (the “Issuer”). The principal office of the Issuer is located at 201 N. Third Street, Coeur d’Alene, Idaho 83814.

Item 2. Identity and Background.

a)

John A. Swallow

b)

201 N. Third Street, Coeur d’Alene, ID 83814.

c)

President, New Jersey Mining Company.

d)

Mr. Swallow has not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)

Mr. Swallow has not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)

Mr. Swallow is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

(a)

Mr. Swallow purchased 4,000,000 units as part of the Company’s Regulation D Rule 506(b) equity offering completed on October 31, 2013. Each unit purchased in the offering consisted of one (1) share of the Company’s common stock and One Half (½) purchase warrant, each full warrant exercisable for one (1) share of the Company’s stock at $0.15 through May 31, 2015. By virtue of the purchase John A. Swallow holds 2,000,000 warrants.

(b)

Mr. Swallow received 1,333,334 shares of unregistered common stock valued at $0.05 per share when New Jersey Mining Company entered into an Exchange Agreement with Idaho Champion Resources, an Idaho limited liability company (“ICR”), whereby the Company acquired One Hundred Percent (100%) of the membership units of ICR in exchange for 5,000,000 shares of unregistered common stock valued at $0.05 per share. John Swallow, owned 26.666% of the membership units of ICR and exchanged his units for 1,333,334 shares of unregistered common stock of New Jersey Mining Company.

(c)

Mr. Swallow purchased 100,000 shares of common stock of New Jersey Mining Company on December 18, 2013

1 The percentage (15.81%) includes 2,000,000 underlying purchase warrants not yet exercised.

for $0.09 per share.

(d)

Mr. Swallow purchased 100,000 shares of common stock of New Jersey Mining Company on December 11, 2013 for $0.09 per share.

(e)

Mr. Swallow purchased 5,000,000 shares of common stock of New Jersey Mining Company on August 30, 2013 for $0.04 per share.

Item 4. Purpose of Transaction.

The information set forth in Item 3 is incorporated by reference into this Item 4.  Except as set forth in this Schedule 13D, Mr. Swallow does not have any present plans, arrangements or understandings that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Mr. Swallow beneficially owns 12,597,620 Shares, representing 15.81% of the outstanding Shares1.

(b) Mr. Swallow has sole voting and sole dispositive power over the 10,597,620 Shares that he beneficially owns2.

(c)  Not applicable.

(d)  No other person is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Swallow.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 2 through 5 is incorporated by reference into this Item 6. Except as described in Item 3 above, to the knowledge of Mr. Swallow, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies between Mr. Swallow and any other person, with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as an exhibit to this Schedule 13D:

(a)

The Exchange Agreement dated December 31, 2013, among New Jersey Mining Company and Idaho Champion Resources, LLC, (incorporated by reference to the Form 10 filed by New Jersey Mining Company on February 25, 2014).

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2014

/s/ John A. Swallow

__________________________

John A. Swallow

Footnotes

1 These amounts include 2,000,000 purchase warrants immediately exercisable at a price of $0.15 per warrant through May 15, 2015.

2 This amount does not include the 2,000,000 purchase warrants held by Mr. Swallow.